UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-42445

Leishen Energy Holding Co., Ltd.

103 Huizhong Li, B Building, Peking Times Square, Unit 15B10

Chaoyang District, Beijing, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Entry into a Material Definitive Agreement.

On December 18, 2024, Leishen Energy Holding Co., Ltd., a Cayman Islands exempted company (the “Company”), entered into an underwriting agreement (the “Underwriting Agreement”) with Dominari Securities LLC, as representative (the “Representative”) of the underwriters named therein (the “Underwriters”), pursuant to which the Company agreed to sell to the Underwriters in a firm commitment initial public offering (the “Offering”) of an aggregate of 1,375,000 of the Company’s ordinary shares, par value $0.001 per share (the “Ordinary Shares”), at a public offering price of $4.00 per share. In addition, the Company has granted the Underwriters a 45-day option to purchase up to an additional 206,250 Shares at the public offering price, less the underwriting discount.

The Underwriting Agreement contains customary representations and warranties that the parties thereto made to, and solely for the benefit of, the other party in the context of all of the terms and conditions of that Underwriting Agreement and in the context of the specific relationship between the parties. The provisions of the Underwriting Agreement and schedules and exhibits thereto, including the representations and warranties contained therein respectively, are not for the benefit of any party other than the parties to such documents and agreements and are not intended as documents for investors and the public to obtain factual information about the current state of affairs of the parties to those documents and agreements. Rather, investors and the public should look to other disclosures contained in the Company’s filings with the Commission.

The Ordinary Shares were offered by the Company pursuant to a registration statement on Form F-1, as amended (File No. 333-282433), originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on October 1, 2024, which was declared effective by the SEC on December 18, 2024. The Ordinary Shares were previously approved for listing on The Nasdaq Capital Market and commenced trading under the ticker symbol “LSE” on December 20, 2024. On December 20, 2024, the Company closed the Offering. The total proceeds to the Company from the Offering, before deducting discounts, expenses allowance and expenses, were $5,500,000. A final prospectus relating to this Offering was filed with the Commission on December 20, 2024.

All the Company’s existing shareholders who held Ordinary Shares prior to the initial public offering have agreed, subject to certain exceptions, not to offer, issue, sell, contract to sell, encumber, grant any option for the sale of or otherwise dispose of any Ordinary Shares or other securities convertible into or exercisable or exchangeable for Ordinary Shares for a period from 6 months without the prior written consent of the Representative.

The foregoing summary of the terms of the Underwriting Agreement is subject to, and qualified in its entirety by reference to, a copy of the Underwriting Agreement, that is filed as Exhibit 1.1 to this Report on Form 6-K and are incorporated herein by reference.

On December 18, 2024, the Company issued a press release furnished herewith as Exhibit 99.1 announcing the pricing of the Offering. On December 20, 2024, the Company issued a press release furnished herein as Exhibit 99.2, announcing the closing of the Offering.

This report does not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBITS

Exhibit No.	Description
1.1	Underwriting Agreement dated as of December 18, 2024, by and between Leishen Energy Holding Co., Ltd. and Dominari Securities LLC
99.1	Press Release dated as of December 18, 2024.
99.2	Press Release dated as of December 20, 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Leishen Energy Holding Co., Ltd.

By:	/s/ Hongliang Li
Name:	Hongliang Li
Title:	Chief Executive Officer and Director

Date:	December 20, 2024